NAME OF REGISTRANT: McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on McDonald's 2025 Proxy Statement:

Disclosure on Climate Transition Plans

The McDonald's Corporation Symbol: MCD

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at McDonald's Corporation (hereby referred to as “McDonald's” or “the Company”) in its 2025 proxy statement asking the Company to publish an assessment of whether it is on track to achieve its emissions reduction targets given its current climate transition policies and plans. The Proponent believes that disclosing whether and how the Company will achieve its existing climate goals, which would require reducing beef-related emissions, will more effectively mitigate commodity price risks, competitive risks, reputational risks, and legal risks, and better meet investor expectations.

Resolved: Shareholders request that McDonald’s, at reasonable expense and omitting proprietary information, disclose an assessment of whether its current climate transition plans and related resource commitments can reasonably achieve its 2030 and 2050 emissions reduction targets, or whether additional plans or commitments are necessary.

Supporting Statement: The essential purpose of this proposal is to elicit quantitative, forward-looking disclosures demonstrating whether McDonald’s policies and actions can be reasonably expected to achieve its emissions reduction targets. In developing these disclosures, proponents recommend, at management discretion:

•	Quantifying the emissions reduction impact of each of McDonald’s current climate strategies;
•	Assessing whether McDonald’s livestock dependency makes its climate targets unachievable;

•	Integrating quantitative, timebound protein diversification targets.

RATIONALE FOR A “YES” VOTE

1.	Commodity Price Risk – A significant portion of McDonald's emissions arise from beef. Without assurance that the Company is on track to meet its targets by reducing beef emissions, McDonald's may be exposed to commodity price risk.
2.	Competitive risk – Without an assessment of McDonald's progress toward reaching its climate goals, its lack of plans to diversify its protein options in alignment with its peers exposes the Company to competitive risks.
3.	Reputational risk – McDonald’s current disclosures fail to provide credible support for its climate commitments. This exposes the Company to greenwashing claims and reputational damage.
4.	Legal risk – Without forward-looking disclosures describing how McDonald's will meet its existing climate commitments, the Company remains exposed to lawsuits alleging greenwashing.

5.	Failure to Meet Investor Expectations – McDonald’s climate-related disclosures fail to inform investors how it will align its business with existing climate commitments and mitigate climate-related risks.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

BACKGROUND

In 2024, the Earth’s average temperature exceeded 1.5 °C above pre-industrial levels for the first time.1 Each 1°C temperature rise will decrease global GDP by 12%.2

The global food system is responsible for one-third of global anthropogenic greenhouse gas emissions.3 The majority of food system emissions (71%) arise from agriculture and land-use change activities.4 By 2050, agricultural emissions are set to account for 70% of the greenhouse gas (GHG) budget associated with 2°C of warming. Agricultural emissions must decrease by 11 gigatons to avoid reaching this threshold.5

In response, 20 of the world’s largest food and restaurant companies have set emissions reduction goals.6 These targets aim to decrease Scope 3 emissions from companies’ supply chains, which often account for over 90% of their total GHG footprint.7 For quick service restaurants, reducing Scope 3 emissions necessitates addressing their purchasing of beef, which emits the highest GHG emissions per kilogram of food as compared to any food commodity.8

Quick service restaurants are exposed to significant climate-related risk. Climate change produces weather patterns that accelerate crop failure and reduce agricultural and livestock productivity.9 Agricultural products will face variability of supply and price volatility as climate change intensifies.10 Suppliers must either sustain increased costs themselves or pass them on to quick-service restaurants.11

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1 https://www.rmets.org/metmatters/world-exceeds-15degc-threshold-entire-year-first-time

2 https://www.weforum.org/stories/2024/06/nature-climate-news-global-warming-hurricanes/

3 https://www.nature.com/articles/s43016-021-00225-9; https://www.fao.org/statistics/highlights-archive/highlights-detail/greenhouse-gas-emissions-from-agrifood-systems.-global--regional-and-country-trends--2000-2022/en

4 https://www.nature.com/articles/s43016-021-00225-9

5 https://wriorg.s3.amazonaws.com/s3fs-public/creating-sustainable-food-future_0.pdf?_ga=2.34002273.1714275990.1547553073-184368778.1538575606

6 https://www.nytimes.com/2023/09/22/business/food-companies-emissions-climate-pledges.html

7 https://www2.deloitte.com/uk/en/focus/climate-change/zero-in-on-scope-1-2-and-3-emissions.html;

https://ghgprotocol.org/sites/default/files/2022-12/Scope%203%20Detailed%20FAQ.pdf, p. 2

8 https://www.un.org/en/climatechange/science/climate-issues/food; https://www.bbc.com/future/article/20221214-what-is-the-lowest-carbon-protein

9 https://www.ucs.org/resources/climate-change-and-agriculture; https://www.epa.gov/climateimpacts/climate-change-impacts-agriculture-and-food-supply

10 https://think.ing.com/articles/climate-change-forces-food-agri-companies-to-adapt/; https://www.angus.org/angus-media/angus-journal/2024/10/futures-market-volatility

11 https://www.fairr.org/news-events/insights/how-climate-change-can-take-a-bite-out-of-profits-across-the-entire-animal-protein-value-chain

Beef emissions account for nearly one third of McDonald's total GHG footprint, and estimates place the Company’s emissions from beef at 19,130,471 metric tons.12 McDonald's has set targets to reduce absolute Scope 3 energy and industrial GHG emissions by 50.4%, reduce absolute Forest, Land and Agriculture (FLAG) GHG emissions by 16%, and to reach net-zero GHG emissions across its value chain by 2050, all of which necessitate McDonald’s significantly decreasing its emissions from beef.13

Yet, McDonald’s current disclosures fail to describe progress and key actions the Company is taking to achieve these targets—including plans to work with its beef supply chain and diversify protein offerings. McDonald’s requires beef suppliers to commit to setting Science Based Targets initiative (SBTi) verified targets, yet the Company does not publish data on supplier progress toward meeting this requirement. Nor does McDonald's describe how existing or future strategies to engage beef suppliers will result in emissions reductions. The Company also lags peers in diversifying its protein offerings. Because raising and eating fewer animals, especially cattle, would most effectively reduce livestock emissions,14 the failure to diversify its menu raises concerns about the integrity of McDonald’s climate commitments.

McDonald’s does not outline how its initiatives and plans will reduce emissions from beef at the scale and pace necessary to achieve its climate targets. In the absence of a credible plan to reduce the largest source of its GHG emissions, McDonald's faces commodity price, competitive, reputational, and legal risks and fails to safeguard shareholder value.

I.	COMMODITY PRICE RISK

McDonald’s dependence on beef creates risk related to ingredient costs.

Cattle populations are negatively impacted by climate change. On January 1, 2024, the US reached the lowest number of cattle and calves since 1951.15 Climate change leads to water scarcity, soil degradation, reduced crop yields, and higher average temperatures, all of which make the beef supply chain less productive and continue to decrease cattle populations.16 As a result, the costs of producing and procuring beef are growing.17 McDonald’s acknowledges this in its assessment of its climate-related risks, reporting that raw material costs may increase due to climate change.18

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12 https://www.bloomberg.com/news/articles/2021-12-01/the-carbon-footprint-of-mcdonald-s-menu-very-big; https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_CDP_Climate_2022.pdf

13 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_PurposeImpact_ProgressReport_2023_2024.pdf, 18

14 https://www.vox.com/future-perfect/362224/environment-groups-meat-industry-lies-global-warming-climate-change-wwf; https://insideclimatenews.org/news/02102017/meat-eating-grass-fed-beef-climate-change-cattle/

15 https://www.fb.org/market-intel/u-s-cattle-inventory-smallest-in-73-years

16 https://www.publichealth.columbia.edu/news/how-climate-change-stressing-global-food-supply-public-health ; https://www.weforum.org/stories/2024/01/food-system-impact-of-climate-change/ ; https://www.weforum.org/stories/2024/01/food-system-impact-of-climate-change/#:~:text=Climate%20change%20impacts%20meat%20supply%20chains%20in%20three%20major%

20ways,increase%20slows%20growth%20by%207%25; https://climate.nasa.gov/news/3124/global-climate-change-impact-on-crops-expected-within-10-years-nasa-study-finds/; https://pmc.ncbi.nlm.nih.gov/articles/PMC4823286/#:~:text=The%20foremost%20reaction%20of%20animals,even%20death%20in%20extreme%20cases

17 https://www.fb.org/market-intel/cattle-market-volatility-increasing-risk-for-farmers-may-lead-to-record-beef-prices

18 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_CDP_Response_Climate_Change_2023.pdf, 11.

To avoid incurring higher commodity costs from suppliers, McDonald’s and its peers have shifted their menus toward other proteins in the past.19 Tyson, a McDonald’s beef supplier, is expected to face a 15% increase in costs by 2030 due to climate change.20 The physical and transition impacts of climate change have been projected to cause cumulative losses of $1.3 trillion by 2030 for 40 of the world’s largest livestock companies, including Tyson and JBS.21 JBS and Tyson are estimated to account for nearly 20% of McDonald’s ingredient-related costs, and they may respond to projected losses by passing increased costs on to customers like McDonald’s. McDonald's may therefore experience financial strains if it fails to further diversify its protein options.22

Without details on McDonald's initiatives to reduce its purchasing of beef or engage its beef supply chain to decrease GHG emissions, investors are unable to assess the Company’s exposure to the commodity price risk from climate change. Outlining how the Company plans to mitigate supply chain emissions in line with its climate goals would also help clarify for investors the extent to which McDonald’s is on track to achieve its targets.

II.	COMPETITIVE RISK

McDonald's peers better demonstrate they are taking the necessary actions to mitigate climate-related risk, including by diversifying their protein options, exposing McDonald’s to competitive risks.

Although McDonald’s offers multiple permanent vegetarian and vegan items in the U.K., EU, and India, it is failing to incorporate these items across the U.S., its largest market in terms of systemwide sales.23 Given the higher price and emissions of beef, failing to diversify protein offerings away from beef puts McDonald’s at a competitive disadvantage.

McDonald’s peers have long been ahead in diversifying their protein offerings

•	Competitors including White Castle,[24] Taco Bell,[25] Smashburger,[26] Shake Shack,[27] and Habit Burger and Grill,[28] offer plant-based proteins and meatless menu options in the U.S.
•	Burger King has offered an alternative protein burger since 2002 and currently offers the Impossible Whopper across U.S. locations.[29]

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19 https://www.nrn.com/fast-casual/mcdonald-s-burger-king-push-chicken-amid-high-beef-costs; https://www.washingtonpost.com/business/2024/12/05/chicken-fast-food/

20 https://www.fairr.org/news-events/insights/how-climate-change-can-take-a-bite-out-of-profits-across-the-entire-animal-protein-value-chain

21 https://tysonfreshmeats.com/progressive-beef-and-wendys-advance-partnership; https://www.fairr.org/news-events/insights/how-climate-change-can-take-a-bite-out-of-profits-across-the-entire-animal-protein-value-chain; https://www.fairr.org/tools/climate-risk-tool

22 https://www.fairr.org/news-events/insights/how-climate-change-can-take-a-bite-out-of-profits-across-the-entire-animal-protein-value-chain

23 https://www.latimes.com/business/story/2024-10-10/beyond-meat-mcdonalds-mcnuggets-france; https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/20231202_Investor%20Update%20Fact%20Sheet.pdf, 3

24 https://www.whitecastle.com/about-us/press-releases/impossible-slider

25 https://www.tacobell.com/food/vegetarian

26 https://smashburger.com/menu/smashburgers/veggie-smash

27 https://shakeshack.com/faq?a=What-vegetarian-or-vegan-options-do-you-have---id--BjalMAUDQDiC1tE9cMJgHQ

28 https://www.habitburger.com/menu/

29 https://www.bk.com/menu/section-71ae3eb5-7fe2-46c4-9d26-d866c128ea5e; https://money.cnn.com/2002/03/14/news/companies/burgerking_veggie/

•	In 2024, Panda Express announced the expansion of its alternative protein chicken across the U.S.[30]

Consumers are increasingly aware of sustainability, including the climate-impact of their food.

●	In a survey of 19,000 participants, up to 80% of respondents reported considering sustainability in their day-to-day decision making. Respondents exhibited the greatest interest in sustainability and follow-through within the food category.[31]
●	According to the National Restaurant Association’s State of the Industry 2023 report, 72% of all U.S. adults say they’re more likely to visit a restaurant that uses sustainable and environmentally friendly business practices.[32]
●	A Deloitte study found that sustainable brands, specifically those that make credible claims and investments in sustainability, hold a competitive advantage.[33]
●	EY forecasts the alternatives market to grow at a compound annual growth rate of 3.7% between 2022 and 2027.[34]

Beef alternatives offer significant GHG emissions reductions

•	Alternative proteins generate up to 90% fewer GHG emissions than beef per quarter pound.[35]
•	Producing an equivalent amount of protein from peas emits 90 times less GHG emissions than beef.[36]
•	Switching from beef to chicken would eliminate 86% of emissions per kilogram of food.[37]

By detailing McDonald's progress toward reaching its climate goals, including plans to expand its protein offerings, the Company could keep pace with its peers and better demonstrate its commitment to reducing its GHG emissions, thereby reducing competitive risk.

III.	REPUTATIONAL RISK

As a quick service restaurant, McDonald's is highly dependent on goodwill towards its brand. If McDonald's does not show that it is on track to meet its climate commitments, growing concern about climate change has the potential to damage the Company’s reputation.

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30 https://www.beyondmeat.com/en-US/whats-new/beyond-the-original-orange-chicken-expands-to-more-panda-express-locations

31 https://www.bcg.com/publications/2023/whetting-consumers-appetite-for-sustainable-foods

32 https://www.nrn.com/quick-service/why-restaurant-companies-have-turned-their-focus-to-carbon-emissions-reduction

33 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

34 https://www.ey.com/en_us/insights/strategy/how-alternative-proteins-are-reshaping-meat-industries#:~:text=The%20alternatives%20market%20reached%20US,and%20meat%

20industries%20in%20particular.

35 https://css.umich.edu/publications/research-publications/beyond-meats-beyond-burger-life-cycle-assessment-detailed

36 https://www.bbc.com/future/article/20221214-what-is-the-lowest-carbon-protein

37 https://earthshotprize.org/news/changing-the-plate-how-alternative-proteins-can-help-create-a-healthier-planet/; https://www.bbc.com/future/article/20221214-what-is-the-lowest-carbon-protein; https://www.un.org/en/climatechange/science/climate-issues/food; https://www.bbc.com/future/article/20221214-what-is-the-lowest-carbon-protein

Harvard Business Review notes brand equity, intellectual capital, and goodwill accounts for 70-80% of market value, and the World Economic Forum found that over 25% of market value is directly attributable to reputation.38 An analysis of UK companies in the financial sector reported that value lost from ESG-related reputational damage was disproportionately larger than the magnitude of fines, generating cumulative losses of 5.43% in share prices.39

McDonald’s has received negative press in outlets including The New York Times,40 The Guardian,41 Bloomberg,42 Vice,43 Vox,44 BBC,45 and Grist46 for its inability to align its beef business with its climate goals. A Bloomberg investigation of McDonald’s beef sustainability pilot projects and commitments led to the conclusion that “there does not seem to be any proactive involvement or serious investment by McDonald’s to support its suppliers or make significant changes in its beef supply chain.”47

McDonald’s current climate disclosures fail to demonstrate the Company has the necessary policies and plans to achieve its GHG reduction targets, particularly regarding beef emissions. In the absence of detailed disclosures on how existing initiatives and plans will lead to emissions reductions in its beef supply chain, McDonald’s continues to be exposed to reputational risk.

IV.	LEGAL RISK

Companies face additional legal risk when their sustainability commitments are not supported with credible plans to achieve them. In the absence of forward-looking disclosures that address the largest source of its greenhouse gas footprint, potential litigants may allege that McDonald's climate ambitions are misleading customers.

•	In 2024, The New York Attorney General sued JBS for making allegedly unsubstantiated claims about its net-zero by 2040 commitment.[48] The legal complaint argues that JBS has not demonstrated it is taking concrete steps toward its goal and is therefore misleading consumers in violation of state law.[49]

•	In 2024, Environmental Working Group filed a lawsuit against Tyson for allegedly making false statements on the company’s efforts toward achieving its net-zero by 2050 goal and portraying its beef as “climate-smart”.[50] The suit claims that despite Tyson’s inclusion of a plan to achieve net-zero emissions in its 2022 sustainability report, the company’s strategy does not make significant changes to its operations and alleges that it would require an “unfathomable” volume of carbon offsets to zero out its emissions, given the scale of its production.[51]

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38 https://hbr.org/2007/02/reputation-and-its-risks; https://www.forbes.com/councils/forbesagencycouncil/2019/12/27/the-importance-of-brand-reputation-20-years-to-build-five-minutes-to-ruin/

39 https://www.grantthornton.co.uk/insights/esg-how-a-bad-rep-can-seriously-hurt-a-firms-value/

40 https://www.nytimes.com/2023/09/22/business/food-companies-emissions-climate-pledges.html

41 https://www.theguardian.com/environment/2021/dec/10/mcdonalds-emissions-beef-burgers

42 https://www.bloomberg.com/news/articles/2021-12-01/the-carbon-footprint-of-mcdonald-s-menu-very-big?embedded-checkout=true&sref=Brs3FVmA

43 https://www.vice.com/en/article/mcdonalds-cannot-get-to-net-zero-feeding-the-world-hamburgers-experts-say/

44 https://www.vox.com/future-perfect/362224/environment-groups-meat-industry-lies-global-warming-climate-change-wwf

45 https://www.bbc.com/news/science-environment-47029485

46 https://grist.org/food/beyond-greenwashing-how-restaurants-could-actually-address-climate-pollution/

47 https://www.bloomberg.com/news/articles/2021-12-01/the-carbon-footprint-of-mcdonald-s-menu-very-big?embedded-checkout=true&sref=Brs3FVmA

48 https://www.theguardian.com/environment/2024/apr/05/letitia-james-jbs-meat-lawsuit-greenwashing

49 https://ag.ny.gov/sites/default/files/court-filings/jbs-complaint.pdf, 30

50 https://www.nytimes.com/2024/09/18/climate/tyson-beef-climate-lawsuit.html

51 https://earthjustice.org/wp-content/uploads/2024/09/2024.09.18-tyson-complaint.pdf, 4

•	Similar greenwashing lawsuits have been filed against Coca-Cola,[52] Lululemon,[53] H&M,[54] Volkswagen,[55] Unilever,[56] Proctor & Gamble,[57] and Amazon[58] for allegedly misleading customers about the sustainability of their products.

H&M and Unilever responded to the lawsuits filed against them by releasing more robust climate transition plans that provided additional transparency on their progress and actions toward meeting their sustainability targets, resulting in reputational benefits.59

McDonald's climate goals and reporting may be construed as similarly misleading to those of JBS and Tyson. The Company could mitigate these legal risks by releasing elements of its climate transition plan that provide details on how it will reduce its emissions from the beef supply chain or diversify its protein offerings to achieve its climate emissions reduction targets.

V.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors expect companies to transparently and effectively mitigate climate risk.60 McDonald’s recognizes this expectation by setting near-term GHG reduction targets validated by the SBTi. The Company’s current reporting fails to describe its plans and actions to reach its targets and manage climate-related risks.

Investors look for companies to go beyond identifying climate risk and begin disclosing strategies to respond to that risk and reach sustainability objectives. 650 investors representing USD $33 trillion in assets under management signed the 2024 Global Investor Statement calling for governments to mandate the disclosure of science-based climate transition plans.61 Further, a PwC survey of investors found that 69% believed developing a data-driven, enterprise-level climate strategy will help prepare companies for climate risk.62

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52 https://www.esgdive.com/news/d-c-appeals-court-rules-coca-cola-must-face-greenwashing-lawsuit/726071/

53 https://www.forbes.com/sites/jonmcgowan/2024/05/13/canada-launches-greenwashing-investigation-into-lululemon/

54 https://fashionunited.uk/news/fashion/h-m-sued-for-greenwashing-claims-again/2022111466226

55 https://www.bbc.com/news/business-34324772

56 https://www.esgdive.com/news/unilever-greenwashing-investigation-uk/703047/

57 https://www.reuters.com/business/retail-consumer/procter-gamble-accused-greenwashing-charmin-toilet-paper-lawsuit-says-2025-01-17/

58 https://www.marketwatch.com/press-release/hagens-berman-amazon-faces-consumer-lawsuit-alleging-deforestation-behind-amazon-basics-paper-products-and-greenwashing-

cover-up-7f089d95

59 https://initiatives.weforum.org/net-zero-supply-chain-support-hub/unilever; https://trellis.net/article/unilever-takes-tougher-stance-supply-chain-emissions/; https://hmgroup.com/news/hm-group-scores-a-in-climate-leadership-in-new-cdp-ranking/; https://www.fibre2fashion.com/news/fashion-announcement-news/sweden-s-h-m-group-ranks-3rd-in-climate-energy-transparency-report-297160-newsdetails.htm

60 https://theinvestoragenda.org/wp-content/uploads/2024/08/2024-Global-Investor-Statement-to-Governments-on-the-Climate-Crisis.pdf; https://www.climateaction100.org/news/as-the-2024-proxy-season-gets-underway-climate-action-100-investors-call-on-companies-to-improve-climate-lobbying-accounting-and-

governance/

61 https://www.unepfi.org/wordpress/wp-content/uploads/2024/09/FINAL-2024-Global-Investor-Statement_17-Sep-2024.pdf

62 https://www.pwc.com/gx/en/issues/esg/ceos-investors-climate-change-expectations.html

Climate transition plans have become a best practice for companies to produce and demonstrate credible, forward-looking strategies to reach sustainability targets. One in four of the 23,000 companies that report to the CDP have released a climate transition plan, and the number of companies with a plan increased 44% between 2022 and 2023.63

In its 2023 CDP report, McDonald’s notes it has created a climate transition plan, but it is not publicly available.64 The Taskforce on Climate-Related Financial Disclosures encourages companies to disclose key elements of their climate transition plans, including current and planned initiatives to address material sources of GHG emissions and metrics to monitor and track progress.65

Investors are increasingly looking for disclosure of a climate transition plan to achieve climate goals. By providing information necessary to assess whether McDonald’s is on track to meet its targets, the Company will better protect shareholder value and meet investor expectations for climate disclosures.66

RESPONSE TO OPPOSITION STATEMENT

In its opposition statement, McDonald’s states that its existing efforts and reporting fulfill the objectives of the proposal. Yet, investors’ inability to determine if the Company is making credible progress toward meeting its GHG reduction targets with existing disclosures demonstrates the need for the assessment the proposal requests.

McDonald’s fails to detail how and if existing initiatives focused on reducing beef emissions are leading to progress toward its climate commitments, as well as outline future investments and plans to achieve targets. The Company claims that scaling regenerative agriculture and grazing and supplier engagement are “key driver[s] for progress against many of our other long-term commitments,” including climate, yet it does not disclose metrics on these actions related to GHG emissions.67 McDonald’s similarly fails to quantify the projected impacts or ability to scale specific projects, including its Adaptive Multi-Paddock (AMP) Grazing Project or Ranch Systems and Viability Planning network.68

Regenerative agriculture and grazing face criticism from experts and the media.69

•	One study found that even under the assumption that regenerative grazing can sequester and store carbon, it requires up to 2 to 2.5 times more land than that of conventional ranching.[70] The amount of land necessary to effectively reduce emissions from regenerative grazing may not be available, as cattle are already grazed on one-third of U.S. land.[71]

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63 https://www.cdp.net/en/climate-transition-plans

64 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_CDP_Response_Climate_Change_2023.pdf, 18

65 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf, 28; https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf, 42

66 https://theinvestoragenda.org/blog/review-of-230-investors-finds-icaps-are-becoming-common-practice/

67 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_PurposeImpact_ProgressReport_2023_2024.pdf, 37

68 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_PurposeImpact_ProgressReport_2023_2024.pdf, 37-38

69 https://www.science.org/content/article/farmers-paid-millions-trap-carbon-soils-will-it-actually-help-planet; https://www.sciencedirect.com/science/article/abs/pii/S0016706122003354; https://insideclimatenews.org/news/02102017/meat-eating-grass-fed-beef-climate-change-cattle/; https://oms-www.files.svdcdn.com/production/downloads/reports/fcrn_gnc_report.pdf

70 https://www.vox.com/future-perfect/362224/environment-groups-meat-industry-lies-global-warming-climate-change-wwf

71 https://www.vox.com/future-perfect/362224/environment-groups-meat-industry-lies-global-warming-climate-change-wwf

•	A study run by the Food Climate Research Network at Oxford University found that under “very generous assumptions,” grazing management could only offset up to 1.6 percent of total human-caused greenhouse gas emissions.[72]
•	There is also a high degree of uncertainty when quantifying the soil carbon sequestered through regenerative tactics. One study found these uncertainties could exceed 100%, meaning the models used to determine emissions reductions could not assess whether soil carbon had accumulated or decreased over time.[73]

The large amount of land required to effectively reduce GHG emissions from regenerative grazing and agriculture and questions about the practice’s efficacy calls McDonald’s plans to scale such initiatives into question. Disclosing data and additional plans to credibly address beef emissions would better demonstrate how the Company is advancing toward reaching its reduction targets and mitigating climate-related risks.

CONCLUSION

Including more robust disclosures that demonstrate how and whether McDonald's will achieve its climate targets, particularly by decreasing emissions from its beef supply chain and expanding its protein offerings, will assure investors that the Company is taking the necessary steps to address the commodity price risks, competitive risks, reputational risks, and legal risks associated with an inadequate climate transition plan.

Shareholders are urged to vote FOR Proxy Item Number 5:

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

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72 https://insideclimatenews.org/news/02102017/meat-eating-grass-fed-beef-climate-change-cattle/

73 https://www.science.org/content/article/farmers-paid-millions-trap-carbon-soils-will-it-actually-help-planet